UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-35931

Constellium SE

(Translation of Registrant’s name into English)

Washington Plaza, 40-44 rue Washington 75008 Paris France (Head Office)	300 East Lombard Street Suite 1710 Baltimore, MD, 21202 United States

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐    No  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐    No  ☑

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Constellium SE (the “Company”), dated October 26, 2021, announcing that it has called for redemption $200,000,000 of the $500,000,000 outstanding aggregate principal amount of its 5.875% Senior Notes due 2026 (the “Redemption”).

This Form 6-K shall not constitute an offer to sell or purchase, or a solicitation of an offer to purchase or sell, any securities, shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful, and shall not constitute a notice of redemption.

Exhibit Index

No.	Description
99.1	Press Release issued by Constellium SE on October 26, 2021 relating to the Redemption.

The information contained in this Form 6-K is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE (Registrant)

October 26, 2021	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer